NEOLARA CORP.

Contiguo a la Guardia de Asistencia Rural,

San Vito, Coto Brus,

Puntarenas, 60801, Costa Rica
+1 307 269 0177

neolaracorp@gmail.com

neolaracorp@tutanota.com

April 18, 2023

Eric McPhee, Jennifer Monick,

Stacie Gorman and Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Neolara Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 04, 2023
File No. 333-267330

Dear Eric McPhee, Jennifer Monick, Stacie Gorman and Pam Long:

In response to your letter dated April 13, 2023, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.6 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2022.

Amendment No. 5 to Form S-1

General Information about our Company, page 1

1. We note your response to comment 1 of our letter. We note that the promissory note was issued to Brian Amir, the individual who sold you Futureproof. Please clarify, if you are unable to repay the note, whether Mr. Amir would have a right to take back this company. Further, please elaborate on the terms of Mr. Murillo's obligation to lend his funds to allow you to repay this amount. For example, clarify whether or not there is a binding agreement between him and the company to do so, and file any such agreement as an exhibit to the registration statement. Please also clarify any material risk to you and your operations if Mr. Murillo is unwilling or unable to lend the money to you when the note is due, including, for example, that alternative funding may not be available on favorable terms or that you would be forced to liquidate your business in a bankruptcy or other voluntary or involuntary proceeding or transaction. Additionally, we note that the promissory note has conflicting terms regarding the interest to be paid for failure to repay the note in clause 4(a). Please revise to clarify the appropriate rate of interest that might be paid.

Response: As of April 05, 2023 Mr.Murillo has paid to Brian Amir (the seller of Futureproof Eco Solutions LLC) the full amount of $46,500 from his personal funds as the loan to the Company. The loan is non-interest bearing and payable upon demand after the three years period or when the Company’s financial position allows for repayment.

We have issued the loan agreement with Mr. Murillo for this amount. The Loan agreement is filed as Exhibit to this Registration Statement.

You can direct any other comments or questions directly to:

Julio Murillo

Telephone: +1 307 269 0177

Email:	neolaracorp@gmail.com
neolaracorp@tutanota.com

/s/ Julio Antonio Quesada Murillo

Julio Antonio Quesada Murillo,

President, CEO and Director

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